SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No.13)(1)


                           Reebok International Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   758110100
--------------------------------------------------------------------------------
                                 (CUSIP Number)





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13G-07/99)

CUSIP No.758110100                  13G                    Page 1 of 4 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                Paul B. Fireman

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
    Mr. Fireman is the husband of Phyllis Fireman, who owns 3,547,002 shares and who files separately.
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


                                     U.S.A.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES              7,249,306 (611,150 shares of which are subject to
                                  stock options exercisable within 60 days
                                  of December 31, 2000)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY             Mr. Fireman is the husband of Phyllis Fireman, who
                       owns 3,547,002 shares and who files separately.
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         7,249,306 (611,150 shares of which are subject to
                               stock options exercisable within 60 days
                               of December 31, 2000)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH               Mr. Fireman is the husband of Phyllis Fireman, who
                       owns 3,547,002 shares and who files separately.
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     7,249,306 (611,150 shares of which are subject to
                               stock options exercisable within 60 days of December 31, 2000)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]
           The aggregate amount excludes the shares of Mrs. Fireman.
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                                      11.87%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.758110100                   13G                      Page 2 of 4 Pages


________________________________________________________________________________
Item 1(a).  Name of Issuer:


                           Reebok International Ltd.
________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:


                           1895 J.W. Foster Boulevard
                          Canton, Massachusetts 02021
________________________________________________________________________________
Item 2(a).  Name of Person Filing:

                                Paul B. Fireman

________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                           1895 J.W. Foster Boulevard
                          Canton, Massachusetts 02021
________________________________________________________________________________
Item 2(c).  Citizenship:

                                     U.S.A.

________________________________________________________________________________
Item 2(d).  Title of Class of Securities:


                                  Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:


                                   758110100
________________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:



                                 Not applicable



Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:
                                   7,249,306
          ______________________________________________________________________
     (b)  Percent of class:
                                     11.87%
          ______________________________________________________________________
     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                7,249,306 (611,150 shares of which are subject to stock options exercisable within 60 days of December 31, 2000)


          (ii)  Shared power to vote or to direct the vote:

                Mr. Fireman is the husband of Phyllis Fireman, who owns 3,547,002 shares and who files separately.


          (iii) Sole power to dispose or to direct the disposition of:

                7,249,306 (611,150 shares of which are subject to stock options exercisable within 60 days of December 31, 2000)


          (iv)  Shared power to dispose or to direct the disposition of:

                Mr. Fireman is the husband of Phyllis Fireman, who owns 3,547,002 shares and who files separately.

CUSIP No.75811011                13G                         Page 3 of 4 Pages
________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.


                                 Not applicable

________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


                                 Not applicable
________________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not applicable

________________________________________________________________________________
Item 8.  Identification  and  Classification  of Members of the Group.


                                 Not applicable
________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.


                                 Not applicable
________________________________________________________________________________
Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 14, 2001
                                        ----------------------------------------
                                                        (Date)


                                                /s/ Paul B. Fireman
                                        ----------------------------------------
                                                      (Signature)


                                                 President and CEO,
                                               Reebok International Ltd.
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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